PGIM Investments LLC

655 Broad Street – 6th Floor
Newark, New Jersey 07102

November 1, 2022

The Board of Trustees
Prudential Investment Portfolios 2
655 Broad Street—6th Floor
Newark, New Jersey 07102

Re:  PGIM Quant Solutions Emerging Markets Equity Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through February 29, 2024, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.20% of average daily net assets for Class R6 shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 29, 2024 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:/s/ Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President